Exhibit 99.6
Email to Prospective Clients

September 14, 2023
Subject: PFS Strategic Update

Dear [NAME],
As we continue to work towards earning your business, I wanted to share that, earlier today, we announced execution of a merger agreement between GXO and PFSweb, Inc. If you are interested, the details of the announcement and the strategic benefits to both PFS and GXO can be viewed in the press release we issued this morning, available at the link below.
PFSweb, Inc. to be Acquired by GXO Logistics, Inc.
From a PFS standpoint, there will be no changes to our current engagement. This news only validates our status as a premium eCommerce order fulfillment provider in the industry, and once the transaction is complete, we will have access to GXO’s distribution network, technology, and global resources, all of which will reinforce our value proposition. We are excited about the prospect of joining the GXO organization as a specialized eCommerce division and bolstering our best-in-class operations to serve you and your valued customers. You can rest assured that PFS, once a part of GXO, will be the right partner for your business now and in the future.
We will keep you informed when the transaction is complete, which we expect to occur in the fourth quarter of 2023. I look forward to future conversations where I can share additional details around our future vision as a part GXO.

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of PFS, nor is it a substitute for the tender offer materials that PFS and GXO will file with the SEC.